1100 - 1199 W. Hastings St.
Vancouver, B.C. V6E 3T5
Tel: 604- 681-9059
Fax: 604-688-4670
www.quaterraresources.com

December 31, 2012	QMM: NYSE MKT
QTA: TSX VENTURE
NR-30-12

QUATERRA CLOSES NON BROKERED PRIVATE PLACEMENT

VANCOUVER, B.C. — Quaterra Resources Inc. (the “Company”) today announced that its previously announced private placement was increased (the “Offering”) and has closed with the issuance of 6,541,571 units (the “Units”) for gross proceeds of US$2,289,550.

Each Unit is comprised of one common share and one non-transferable common share purchase warrant of the Company Each share purchase warrant is exercisable to purchase one additional common share at US$0.53 per share for a period of two years from the closing of the Offering, expiring December 28, 2014, subject to the following acceleration provision: if, at any time after four months from the date of closing of the Offering, the five-day weighted average trading price of the Company’s common stock on the NYSE MKT exceeds US$1.00 (the last day of such five-day period being the “Trigger Date”), the Company will, within seven days of the Trigger Date (the “Notice Date”) accelerate the expiry date of the warrants by giving notice to the holders of the warrants that the expiry date of the warrants has been accelerated to 30 days after the Notice Date.

All of the common shares and warrants issued pursuant to the Offering bear, and any common shares issued upon exercise of warrants prior to April 29, 2013 will bear, legends restricting the securities from trading for a period of four months and one day from closing, expiring on April 29, 2013. Finders fees of US$25,000 were paid in cash with regard to the sale of some of the Units.

Proceeds of the Offering are intended to be used to fund the Company´s exploration and development programs at the Company’s silver and gold projects in Mexico and at the MacArthur and Yerington copper projects in Nevada, as well as general and administration expenses.

Amended NI43-101 filed for Nieves preliminary economic assessment

Quaterra and its 50% joint-venture partner Blackberry Ventures I, LLC, have filed on SEDAR an amended Canadian National Instrument 43-101-compliant technical report for the preliminary economic assessment (PEA) of their Nieves silver property in Zacatecas State, Mexico.

The amended report was prepared by M3 Engineering & Technology of Tucson, Arizona, and follows the announcement of the Nieves PEA in a news release on September 19, 2012. The technical report includes a description of the project resources, mine plan, capital costs, operating costs, metallurgy and financial analysis. There are no material differences between the technical report filed on November 2, 2012 and the amended report filed today. The change relates to a decimal point error in figure 22-4 for lead and zinc values. Because lead and zinc were not used in the model, there is no effect on project economics. In addition, the estimated concentrate grade was clarified at the end of section 13.4.

The Qualified Person for the updated Nieves project resource estimate in this release is Jason Baker, P. Eng., of Caracle Creek International Consulting Inc. (CCIC) of Toronto, Canada. Zsuzsanna Magyarosi Ph.D., P.Geo. (APGO#2031), also of CCIC, is the Qualified Person responsible for the QA/QC evaluation. Doris M. Fox M.Sc., P.Geo., also of CCIC, is the Qualified Person responsible for the site visit and sampling procedures. The Qualified Person for the preliminary economic assessment is Joshua Snider P.E. with M3 Engineering & Technology Corp., Tucson, Arizona. The Qualified Person for the mining portion of the PEA is Jeffery Choquette P.E. of Butte, Montana, and for metallurgy Thomas L. Drielick P.E. of M3 Engineering & Technology Corp., Tucson, Arizona. The complete NI43-101-compliant technical report is available at www.sedar.com and on the company’s website.

Quaterra Resources Inc. (NYSE MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,

“Thomas Patton”
Thomas Patton, President and CEO, Quaterra Resources Inc.

“Scott Hean”
Scott Hean, Chief Financial Officer, Quaterra Resources Inc.

For more information please contact:
Thomas Patton, President and CEO	or	Lauren Stope, Manager Communications
Quaterra Resources Inc.		Quaterra Resources Inc.
604-641-2758		604-641-2746

This press release, required by applicable Canadian laws, does not constitute an offer of the securities described herein. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any State securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Disclosure note
The mining terms “indicated resource” and “inferred resource” are used in this news release in accordance with Canadian regulations but are not recognized by the United States Securities and Exchange Commission. For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43-101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

A PEA should not be considered to be a pre-feasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. A PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative at this time to have the economic considerations applied to them to be categorized as Mineral Reserves. Thus, there is no certainty that the production profile concluded in the PEA will be realized. Actual results may vary, perhaps materially.

Some statements contained in this press release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent riskes and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

The TSX Venture Exchange and the NYSE MKT have not reviewed this release and neither TSX Venture Exchange nor its regulation services provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.